788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 17-351
August 4, 2017

Platinum Group Metals Ltd.
Waterberg Project Joint Venture Advances

VANCOUVER, BRITISH COLUMBIA and JOHANNESBURG, SOUTH AFRICA – 4/08/17 -- Platinum Group Metals Ltd. (TSX:PTM) (NYSE:PLG) (“Platinum Group” or the “Company”) announces that the transfer of all Waterberg Prospecting Rights held by the Company to a dedicated joint venture corporation, Waterberg JV Resources (Pty) Ltd, has been approved by the South African Department of Mineral Resources (“DMR”). Platinum Group Metals RSA Pty Ltd (100% owned by the Company) owns a 45.65% direct interest in the Waterberg Project. The Japan Oil, Gas and Metals National Corporation (“JOGMEC”) holds a 28.35% direct interest in the project and BEE partner Mnombo Wethu Consultants (Pty) Ltd (“Mnombo”) holds a direct 26.0% interest. The Company currently holds a 49.0% interest in Mnombo.

The Waterberg Project is one of the few large palladium dominant deposits in the world. The Company believes that as a result of its shallow depth, good grades and a fully mechanized mining approach, the Waterberg Project has the opportunity to be a safe mine within the lowest quartile of the industry cost curve. The project resources consist of 60% palladium and the Independent Pre-Feasibility Study on the Waterberg Project estimates that Waterberg will produce 472,000 ounces of palladium annually … about 6% of the world's palladium production in 2015. Producing approximately 744,000 4E ounces per year, Waterberg would be one of the largest platinum group metals mine complexes in South Africa. Please refer to the Independent Technical Report on the Waterberg Project Including Mineral Resource Update and Pre-Feasibility Study dated October 17, 2016 and filed at www.sedar.com for additional information.

JOGMEC has now completed their USD $20 million funding commitment to the project and their interest can be vested in the joint venture company.

R. Michael Jones CEO of Platinum Group Metals Ltd said “We are very pleased that the DMR has approved the transfer of the ownership structure to our dedicated joint venture company at this time. The transfer allows us to prepare to file a mining right application and work on specific financing alternatives and strategic transactions. Interest in the Northern Limb and palladium have increased recently.”

The Company has active interest in its Waterberg Project from multiple parties in South Africa and internationally, with discussions ongoing. Interest in Waterberg is driven by the strategic nature of the Waterberg deposit as one of the only significant primary platinum and palladium assets globally with a thick, low cost, fully mechanized mine plan. The deposit is in contrast to narrow, high cost, deep level platinum mining. The Company regards Waterberg as an important core asset with industry strategic value.

PLATINUM GROUP METALS LTD.	…2

About Platinum Group Metals Ltd.

Platinum Group, based in Johannesburg, South Africa and Vancouver, Canada, has a successful track record with more than 20 years of experience in exploration, mine discovery, mine construction and mining operations.

Formed in 2002, Platinum Group holds significant mineral rights and large-scale reserves of platinum and palladium in the Bushveld Igneous Complex of South Africa, which is host to over 70% of the world's primary platinum production. The Company is currently focused on ramping up the Maseve Mine, its first near-surface platinum mine, to commercial production. Ramp-up plans at Maseve indicate the need for additional working capital as previously announced.

Platinum Group has delineated new low-cost, near-surface reserves on the North Limb of the Bushveld Complex on the Waterberg Project. Waterberg represents a new bulk type of large-scale, shallow low-cost platinum, palladium and gold deposit. Waterberg is one of the only large-scale dominantly palladium deposits in the world.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and is responsible for preparing the technical information contained in this news release. He has verified the data by reviewing the detailed information of the geological and engineering staff and the Independent Qualified Person reports as well as visiting the site regularly.

On behalf of the Board of
Platinum Group Metals Ltd.

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

PLATINUM GROUP METALS LTD.	…3

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding anticipated or potential developments at the Waterberg Project, including drilling and the potential results thereof, the potential for increasing confidence in mineral resources and upgrading categories of mineral resources, mine planning, potential water sources, work on the definitive feasibility study including engineering and design work to reduce and improve underground development at Waterberg and to optimize the project scale and return, and the filing of a mining right; working capital requirements; potential sales of assets, debt or equity; the Company’s ability to obtain further funding; corporate and asset level strategic alternatives; the potential economics of the Waterberg Project, if developed; ramp-up and potential achievement of commercial production at the Maseve Mine; the Company’s key objectives; and the Company’s plans and estimates regarding exploration, studies, development, construction, production, cash flows and other activities and developments. Statements of mineral resources and mineral reserves also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including risks related to indebtedness; the Company’s capital requirements may exceed its current expectations; the uncertainty of cost, operational and economic projections; the ability of the Company to negotiate and complete future funding transactions; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; risks related to contractor performance and labor disruptions; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company business and potential interest in projects.

Cautionary Note to U.S. and other Investors

Estimates of mineralization and other technical information included or referenced in this press release have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash-flow analysis to designate reserves and the primary environmental analysis or the report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves; "inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this press release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.